Exhibit 99.1

Karooooo to Report First Quarter 2027 Results on July 15, 2026

SINGAPORE (July 08, 2026) - Karooooo Limited (NASDAQ: KARO) (“Karooooo” or “the Company”), which owns 100% of Cartrack and 81% of Karooooo Logistics, announced that the Company will release its First Quarter 2027 Financial Results on Wednesday, July 15, 2026 shortly after 04:00 p.m. Eastern Time.

Webcast: The Company will host a corresponding Zoom webinar on Thursday, July 16 2026 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time). Investors are invited to join the Zoom webinar at: https://us02web.zoom.us/j/86950143303

Webinar ID: 869 5014 3303

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

About Karooooo

Karooooo digitally transforms physical operations by simplifying decision making. Its Operational Intelligence Platform serves as the central nervous system for connected operations, integrating vehicles, assets, field workforces and operational workflows into a single intelligent ecosystem. Through proprietary hardware technology and software, the platform captures, processes and analyzes real-world operational data, transforming billions of data points into actionable intelligence that helps customers make faster, better decisions across safety, productivity, compliance, cost control and service execution. Delivered through intuitive cloud-based applications, the platform combines operational visibility, workflow automation, AI-powered video intelligence and decision-support capabilities to help businesses improve performance, reduce risk and operate more efficiently.

Karooooo is headquartered in Singapore and services more than 125,000 commercial customers and more than 2.8 million active subscribers in more than 20 countries.

For more information, visit www.karooooo.com.

Investor Relations Contact:	IR@karooooo.com
Media Contact:	media@karooooo.com